FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 1, 2008 to March 31, 2008

CITYVIEW CORPORATION LIMITED

SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….☑…Form40-F.............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.........................No.......................

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED

(Registrant)

Dated: April 18, 2008

..................................
(Signed by)
P M SMYTH
Chief Executive

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of March 1, 2008 to March 31, 2008

725	Refinery Purchase
726	Longonjo / Ucua Transfer
727	Appointment of Institutional Expert
728	Catabola Drilling Update
729	Alluvial Diamond Concessions
730	Angola : Mineral Concessions

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	March 4, 2008

Refinery Purchase

CityView Corporation Limited (“CityView”) advises that in conjunction with a major African partner it has entered into preliminary arrangements to purchase an Oil Refinery with capacity of 100,000 bpd. The refinery will be relocated to West Africa. The details of arrangements are governed by a strict confidentiality agreement. Further information will follow as soon as possible.

West and Southern Africa do not have enough refinery capacity. This situation is forecast to continue. The Ivory Coast refinery is export oriented but with limited capacity. The four Nigerian refineries run at less than 50% of installed capacity. Much of the fuel consumed in West Africa has to be imported from Europe. Consequently refined products are in short supply and very expensive.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	March 5, 2008

Longonjo/Ucua Transfer

CityView Corporation Limited (“CityView”) advises that the planned transfer of its working interest in the Longonjo and Ucua licence areas to Fortitude Minerals Limited (“Fortitude”) for 15 million shares of Fortitude has been completed.

CityView now owns 22,628,885 Fortitude shares (US$31.45m Aus$33.8m) out of a total of 56,550,685 shares (40%).

Subject to shareholder approval CityView has agreed to increase its holding in Fortitude to 36,150,520 shares (63.9%) through an exchange of 13,521,635 Fortitude shares on a one for five basis equivalent to US$0.278 for each CityView share (being approximately Aus30 cents per CityView share).

Mark Smyth Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	March 11, 2008

Appointment of Institutional Expert

CityView Corporation Limited (“CityView”) advises that through Global Investment Strategy (UK) Ltd Mr Tony Caplin has been retained to advise on the process and procedure required by international institutions for investment in CityView. Mr Caplin has an excellent track record in the City of London and is currently Chairman of Panmure Gordon stockbrokers.

Mr Caplin will conduct a rigorous review of CityView’s business plan and corporate governance and will produce analytical presentation material on the Company.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	March 12, 2008

Catabola Drilling Update

CityView Corporation Limited (“CityView”) has received the following update from the Aurum geologists contracted to oversee the JORC compliant drilling program at the Longonjo Project in Angola.

The first of twenty four planned shallow exploration drill holes has been completed at Cassenha Hill (historically referred to as the Catabola-Caqueta / Canda area) in the Catabola target area, Huambo Province, Angola.

The target area has been explored historically and is known for its shear zone hosted copper-gold mineralisation. Previous exploration was undertaken on the prospect between 1946 and 1960 and included surface trenching and the development of four exploratory underground Adits.

Hole K001 was drilled at an inclination of -45 degrees and was designed to intersect the mineralised structures down dip of the main mineralised zone encountered in historical Adit 2.

The first 30m drilled consisted of metasediments with chlorite, sericite and magnetite alteration. The main mineralised zone has been intersected between 30m and 50m. The interval comprised of breccias and saccharoidal quartz veins. The matrix of these breccias is magnetite and secondary copper minerals (chrysocolla, malachite). Several flakes of visible gold have been recorded within the saccharoidal quartz. The hole was completed at a depth of 61m in metasediments.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

The recovered drill core supports the documented geological model and extends the known mineralisation in the Adits a further 30m down dip.

A second shallow exploration hole shall commence on the same structure and is designed to test the continuity of the mineralised structure down dip (or along strike) with similar positive results expected.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	March 18, 2008

Alluvial Diamond Concessions

CityView Corporation Limited (“CityView”) advises that its recent evaluation of the Luachisse diamond concession data has revealed that the project is much further advanced than originally envisaged.

It now appears that alluvial production could commence by the end of 2008 provided that advantage is taken of the imminent dry season in Angola and steps are taken to install a 120 -250 tonnes per hour production plant.

Discussions have been held in Luanda between CityView and Endiama (the Angola National Diamond Company) and Canzar Resources plc for a variation of the option agreement of January 25, 2008 so that early cashflow can be achieved.

It has been agreed between the parties that the work programme could commence immediately if the Luachisse alluvial concession and the Nhefo alluvial concession be excluded from the calculation of the “fair value” price payable at settlement. Global Investment Strategy (UK) Ltd have agreed to arrange the funding of the start-up.

Since work appears to be more advanced at Luachisse, the initial focus will be on that alluvial diamond concession rather than at Nhefo.

Mark Smyth Chief Executive Officer.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX / MEDIA RELEASE	March 26, 2008

Angola: Mineral Concessions

Attached is an overview of the mineral concessions held by Fortitude Minerals Limited (“Fortitude”), in which CityView is the major shareholder.

Subject to shareholder approval, CityView plans to increase its holding in Fortitude to a controlling interest.

Mark Smyth Chief Executive Officer

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

17

FORTITUDE MINERALS LIMITED

Angolan Mineral Concessions Overview

March 2008

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Fortitude Minerals Limited (FML)

Fortitude is an unlisted company with 62 shareholders and 57,139,835 shares on issue, 39.6% of which are owned by ASX listed CityView Corporation Limited

Fortitude holds controlling interests in nine mineral concessions in Angola prospective for:

- copper - gold - carbonatites*/iron oxide copper-gold and tungsten - diamonds - beryllium (within pegmatites) and copper	(5) (1) (1) (1) (1)

*Rare earths: niobium, tantalum, thorium and uranium

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Background on Angola

  Angola is recovering from a 27 year civil war which broke out after it gained independence from Portugal in 1975 and ended in 2002.

  It is the fastest growing economy in Africa with a population of ~12.5 million people.

  It is currently producing ~2 million barrels of oil per day and is the world’s third largest producer of diamonds by value. New deep sea oil fields have been recently discovered and oil output is expected to continue to rise.

  Major international companies are investing in Angola including BHP Billiton, Anglo/De Beers, BP, Exxon, Mobil, Total Fina Elf, Chevron, Texaco Shell, Norsk Hydro and others.

  Democratic elections are scheduled for September 2008.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Summary of FML Angolan Mineral Holdings

		Percentage
		Held	Area
Copper:	Cachoeiras de Binga	80%	3,615 square		km
	Zenza Dondo	70%	747	“	“
	Benguela	70%	3,949	“	“
	Benguela South West	80%	355	“	“
	Bentibe	80%	183	“	“
Gold:	Chipindo	60%	1,433	“	“
Carbonatite:	Longonjo Minerals	70%	3,760	“	“
Diamonds:	Longonjo Diamonds	38%	3,000	“	“

Pegmatite:	Ucua	70%	1,369	“	“
			18,405 square km

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Secuity of Mining Title

  The exploration and mining for diamonds is managed separately by Endiama.

  The Ministry of Geology and Mines grants metals and mineral exploration contracts for three years and these can be extended.

  Upon discovery of a commercial orebody licence holders can apply for a mining lease for the life of the mine.

  Fortitude Minerals is currently seeking to extend and renew the licences in which it has interests to include not only further exploration but also mining. This is being undertaken with the agreement of the Minister of Geology and Mines. The new concession agreements will be signed by the Minister and then endorsed by the Council of Ministers.

  The exploration and mining for metals and minerals are administered in Angola directly by the Ministry of Geology and Mines.

  Fortitude Minerals’ operations are also being registered under the Angolan ANIP process to ensure that all expenditure on the mineral areas is fully credited against its licence commitments.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Cachoeiras de Binga - Copper

  Cachoeiras de Binga is a 3,615 square kilometre licence area that contains known copper mineralisation on which 6,000 metres of drilling was carried out between 1971 and 1973 (prior to the Angolan war) by the Portuguese/ Agolan Geological Survey.

  Subsequent preliminary exploration immediately north and south of Cachoeiras has indicated the presence of additional copper mineralisation and a Landsat structural study has identified two other unexplored anomalies similar to Cachoeiras in the immediate area.

  The exact location of all the original Portuguese/Angolan drill holes is known due to the Portuguese use of still intact concrete drillhole collars and it is intended to ‘twin’ these holes in a drilling programme to establish a JORC compliant resource.

  Cachoeiras is ideally located for development being near the town of Sumbe and has roads, power and water available and is close to a deep water port.

  In the south of the licence area, 65 kilometres from Cachoeiras, zinc and lead mineralisation is exposed along a strike length of two kilometres.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

FML’s Other Exploration Areas: Copper

In addition to Cachoeiras, FML holds four other copper licence areas (Zenza Dondo, Benguela, Benguela South West and Bentiabe) which cover a total area of 4,906 square kilometres

  All of these areas have similar geology to Cachoeiras. They are also all close to roads and power, a town and a deep water port.

  All have identified copper mineralization.

  Benguela has had past small scale mining and also has access to rail.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Chipindo Gold

  The 1,433 square kilometre Chipindo gold licence is situated relatively near to the city of Huambo, Angola’s second largest city.

  Chipindo is said to be geologically similar to the gold producing Minas Gerais district of Brasil and the Kalgoolie/Coolgardie districts of Western Australia and gold occurrences have been identified on the licence.

  Numerous gold showings of both placer and vein type have been recorded within the approximately 70 km x 20 km licence area, some of which was extensively explored for alluvial deposits in colonial times, with four principal occurrences followed up in those days.

  Despite these known alluvial occurrences, little systematic exploration for primary gold has been carried out in the licence area, although the UNDP did some preliminary work in the 1980’s.

  The gold occurrences that have been previously identified within the license have been recorded on the recently completed Mineral Resources Map of Angola at seven different locations being: Chombo, Cavissava, Chirva, Canjanja, Chibumbula, Bale and Cuengue.

  In 2005 a structural study was done by Murphy Geological Services from Landsat ETM imagery which identified 28 exploration targets within the license area for shear zone hosted gold exploration.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Longonjo Metals

  The 3,760 Longonjo licence area is situated south west of Angola’s second city Huambo.

  A significant area of copper/gold mineralisation has been identified at Catabola in the south of the licence area.

  The licence area also hosts carbonatite related rare earth mineralisation including niobium, tantalum, uranium and thorium, as well as wolfram (tungsten) bearing quartz veins.

  The area has visible signs of gold in quartz and has the potential for significant shear zone hosted gold mineralization.

  A drilling programme targeting known mineralisation is currently being conducted by FML on the licence under the supervision of Aurum Exploration Services.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Longonjo Diamonds

  The 3,760 square kilometre Longonjo licence area is located on the Lucapa Corridor which is the main diamond producing belt in Angola and kimberlites have been identified within the licence, at least one of which is diamond bearing.

  Preliminary exploration by Condiama (a DeBeers/ Government JV before independence and the outbreak of the Angolan war) identified ten kimberlites in the licence area and at least one diamond was recovered at one of them.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Ucua – Beryllium

  The 1,369 square kilometre Ucua licence area hosts beryllium mineralisation within pegmatite and possibly also copper mineralization.

  The area has received little previous attention and there is insufficient information on which to base an assessment of the prospectivity of the area, although it is also known to contain occurrences of tungsten and carbonatite related rare earth mineralisation and has potential for shear zone gold mineralization.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

FML Strategic Milestones 2008

Continuing current JORC compliant Longonjo Metals drilling programme
Conducting exploration in 2008 on two further concessions as follows:
drill Cachoeiras to ‘twin’ old Portuguese drilling to establish a JORC compliant resource and test other identified anomalies drill known gold mineralisation on the Chipindo concession to JORC standards; and
Establishing additional exploration camps and conducting survey work on the other concessions
Undertake an expanded 2008 exploration programme to demonstrate the inherent value of concessions by:
Complete corporate restructuring of FML’s interests in the mineral concessions, including registration with ANIP.
Extension and renewal of FML’s mineral licences to include both exploration and mining.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION
(“ASIC”)

For the month of March 1, 2008 to March 31, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634